Filed Pursuant to Rule 433
Registration Statement No. 333-262557

CAPPED LEVERAGED INDEX RETURN NOTES® (CAPPED LIRNs®)

Capped LIRNs® Linked to a Domestic Equity Index Basket
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure
A domestic equity index basket comprised of the S&P 500® Index (Bloomberg symbol: “SPX”) and Russell 2000® Index (Bloomberg symbol: “RTY”)  (each, a "Basket Component"). Each Basket Component will be given an equal weight.

Payout Profile at Maturity
•    2-to-1 leveraged upside exposure to increases in the Market Measure, subject to the Capped Value
•    1-to-1 downside exposure to decreases in the Market Measure beyond a 5.00% decline, with up to 95.00% of your principal at risk

Participation Rate	200.00%
Capped Value	[$11.00 to $11.40] per unit, which represents a return of [10.00% to 14.00%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Threshold Value	95.00% of the Starting Value of the Market Measure
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return and are willing to take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/947263/000114036124038228/ef20034500_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.

•
Your investment return based on any increase in the level of the Market Measure is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Basket Components.

•	Changes in the level of a Basket Component may be offset by changes in the level of the other Basket Component.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•
The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you.

•
You will have no rights of a holder of the securities included in the Basket Components and you will not be entitled to receive securities or dividends or other distributions by the issuers of the securities included in the Basket Components.

•	The notes are subject to risks associated with small-size capitalization companies.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.
Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.50	-95.00%
-75.00%	$3.00	-70.00%
-50.00%	$5.50	-45.00%
-30.00%	$7.50	-25.00%
-20.00%	$8.50	-15.00%
-10.00%	$9.50	-5.00%
-5.00%(1)	$10.00	0.00%
-3.00%	$10.00	0.00%
0.00%	$10.00	0.00%
2.00%	$10.40	4.00%
4.00%	$10.80	8.00%
6.00%	$11.20(2)	12.00%
10.00%	$11.20	12.00%
20.00%	$11.20	12.00%
30.00%	$11.20	12.00%
40.00%	$11.20	12.00%
50.00%	$11.20	12.00%
(1)	This hypothetical percentage change corresponds to the hypothetical Threshold Value.
(2)	Any positive return based on the appreciation of the Market Measure cannot exceed the Capped Value.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.